Exhibit 99

REPORT ON MATERIAL INFORMATION
“DECISIONS OF THE BOARD OF DIRECTORS”

1.                              General Information

1.1.                      Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2.                      Issuer’s short proprietary name: OJSC Rostelecom.

1.3.                      Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.                      State Registration Number (OGRN): 1027700198767

1.5.                      Taxpayer’s Identification Number (TIN): 7707049388.

1.6.                      Issuer’s unique code assigned by registration authority: 00124-A.

1.7.                    Web-site used by the Issuer to disclose information: www.rt.ru/en/icenter/reports/.

1.8.                    Periodical print used by the Issuer to disclose report on material information: not applicable.

2.                              Material Information

2.1.                      Date of Board of Directors meeting when the decision was made: December 20, 2006.

2.2.                      Date of compilation and number of Minutes of the Board of Directors meeting: Minutes No. 6 dated December 25, 2006.

2.3.                      Decision made by the Board of Directors of the Company:

1.               to confirm resignation of Stanislav Petrosovich Avdiyants, member of the Management Board;

2.               to confirm resignation of Yury Alexandrovich Bilibin, member of the Management Board;

3.               to determine the composition of the Management Board in amount of 11 members.

2.4.                      The interest of abovementioned persons in the charter capital and ordinary shares of the Company:

•                  Stanislav Petrosovich Avdiyants owns 0.00081% of the Company’s charter capital and 0.000151% of its ordinary shares;

•                  Yury Alexandrovich Bilibin has no stake in the charter capital or ordinary shares of the Company.

The interest in charter capital or ordinary shares (if applicable) of subsidiaries and/or associated companies of the Company: none.

The interest in the Company’s, its subsidiaries’ and/or associated companies’ shares that can be acquired by these persons under the warrants provided by the Company, its subsidiaries and /or associated companies: none.

3.                              Signature

3.1.	First Deputy General Director –
	Finance Director	s/s Andrei A. Gaiduk
3.2.	Date: January 9, 2007